Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

November 12, 2015

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      Incapital Unit Trust, Series 105

Incapital Formula 10 Dow, 4Q 2015

Incapital Formula 30 S&P, 4Q 2015

File Nos. 333-207237 and 811-22581

Dear Ms. White:

This letter is in response to your comment letter dated October 28, 2015 regarding the registration statement on Form S-6 for Incapital Unit Trust, Series 105, filed on October 2, 2015, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Incapital Formula 10 Dow, 4Q 2015 and Incapital Formula 30 S&P, 4Q 2015 (the “Trusts”).

Incapital Formula 10 Dow, 4Q 2015

Principal Investment Strategy, page 2

           1. Please disclose in the section the capitalization range of the DJIA as of the most recent recapitalization date.

           Response: The disclosure has been revised in response to this comment to reflect the capitalization range of the DJIA as of the most recent reconstitution date.

           2. Please briefly explain in the section what it means to “overweight” and “underweight” securities by a percentage. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

           Response: An example has been provided to explain overweighting and underweighting the portfolio securities.

           3. With respect to your statement that “[i]f there are any companies within the top ten that have cut their regular dividend in the prior ten years, the Sponsor underweights those companies by 25%, with an equal overweighting for the rest of the portfolio holdings,” please clarify whether a company that has cut its regular dividend at all during the prior ten years will be underweighted or whether the company would have to have cut their dividend by a certain amount or percentage. Please also explain what you mean by the underlined language. That is, does the Sponsor overweight the rest of the portfolio holdings, including the securities that it previously underweighted? If so, how? Please consider including an example of the adjustment. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

            Response: The underweighting will apply to a company that has cut its regular dividends at all during the prior ten years. The disclosure has been revised to note this. In addition, an example has been provided to explain how the underweighting and overweighting applies when there is a company that cut its regular dividends at all during the prior ten years.

Hypothetical Performance, pages 2-4

            4. Please move this section so that it appears after the Example on p. 8.

            Response: The disclosure has been moved in response to this comment.

            5. Please confirm supplementally, if true, that the Sponsor has no discretion in constructing the Trust’s portfolio.

            Response: The Sponsor has no discretion in constructing the Trust’s portfolio.

            6. Please remove all statements that the results represent “past performance.” Hypothetical performance is not past performance of the Strategy.

            Response: The disclosure has been revised in response to this comment.

            7. The first paragraph following the hypothetical return tables states that the Hypothetical Strategy figures reflect the deduction of the maximum sales charge for the first year, and a reduced sales charge in the remaining years. Please also disclose in this paragraph whether the annual operating expenses of the Trust are reflected in the hypothetical return tables.

           Response: The disclosure has been revised in response to this comment.

Principal Risks, pages 5-6

            8. Given that a UIT must be a redeemable security and that a unitholder may cause units to be redeemed by the trustee of the Trust, it is unclear why you have included Liquidity Risk as a principal risk of investing in the Trust. Please advise or revise. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

            Response: This risk factor has been deleted in response to this comment.

Purchase and Redemption of Units, page 10

            9. Please advise what you plan to add in the section “Disclaimer to be Included.” We may have further comments. This comment applies to Incapital Formula 30 S&P, 4Q 2015, as well.

            Response: The disclosure has been revised to include a licensing disclaimer regarding the Trusts’ relationship with the Dow Jones Industrial Average and Standard & Poor’s, Inc., respectively.

Incapital Formula 30 S&P, 4Q 2015

Principal Investment Strategy, page 12

           10. Please disclose in the section the capitalization range of the S&P 500 as of the most recent recapitalization date.

           Response: The disclosure has been revised in response to this comment to reflect the capitalization range of the S&P 500 as of the most recent reconstitution date.

Hypothetical Performance Information, pages 12-14

           11. Please see comments 4-7 above.

           Response: Please see the responses to comments 4-7 above.

Prospectus Part B

In-Kind Distributions, page B-25

           12. Please disclose that shareholders who choose to redeem in-kind will incur transaction costs in liquidating securities received, and that the securities will be subject to market risk until sold.

            Response: The disclosure on the carry-over paragraph on page B-10 has been revised in response to this comment. In addition, the revised disclosure includes language stating that unitholders may not be able to sell any illiquid securities that are redeemed in-kind.

Tandy Acknowledgement

In connection with the response to the comments of the staff of the Commission regarding the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 and the Investment Company Act of 1940 of shares of beneficial interest of the Trust, the Trust acknowledges that:

1. The Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4. The Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren